Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-263169) and related Prospectus of HA Sustainable Infrastructure Capital, Inc. (f/k/a Hannon Armstrong Sustainable Infrastructure Capital, Inc.) for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants and rights and to the incorporation by reference therein of our reports dated February 16, 2024, with respect to the consolidated financial statements of HA Sustainable Infrastructure Capital, Inc., and the effectiveness of internal control over financial reporting of HA Sustainable Infrastructure Capital, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

July 23, 2024